

FILED
WOOD COUNTY CLERK
COMMON PLEAS COURT

2012 JUN 29 PM 1:44

CINDY A. HOFNER

IN THE COURT OF COMMON PLEAS OF WOOD COUNTY, OHIO

STATE OF OHIO,	Case No. 12 CR 005
Plaintiff,	JUDGE REEVE KELSEY
v.	**JUDGMENT OF CONVICTION SENTENCING F-4 AND M-1 COMMUNITY CONTROL**
Maurice Murphy, Jr.,	
Offender.	June 28, 2012

This matter before the court this 28th day of June, 2012, for sentencing. Present were Gwen Howe-Gebers, Assistant Prosecuting Attorney, on behalf of the State of Ohio, and the offender with his counsel, Richard Hasbrook, Esq.

At a prior hearing pursuant to Civ.R. 11(C), the offender entered a plea of guilty to the offenses of Count 1: Vehicular Assault, a violation of R.C. 2903.08(A)(2)(b), a felony of the fourth degree and Count 2: Driving Under the Influence, a violation of R.C. 4511.19(A)(1)(a), a misdemeanor of the first degree. The court accepted the offender's plea of guilty, and the court found the defendant guilty of the offenses of Count 1: Vehicular Assault, a violation of R.C. 2903.08(A)(2)(b), a felony of the fourth degree and Count 2: Driving Under the Influence, a violation of R.C. 4511.19(A)(1)(a), a misdemeanor of the first degree.

JOURNALIZED

JUL 05 2012

Vol.____ Pg____

Counsel for the offender spoke to the court on behalf of his client. The prosecutor recommended community control supervision. Upon inquiry of the court, the offender made a statement prior to the imposition of sentence.

In determining the sentence, the record, all oral statements, the presentence report, the pertinent financial information contained in the presentence report that reflect upon the offender's present and future ability to pay any financial sanctions imposed, the purposes and principles of sentencing as well as the seriousness and recidivism factors were carefully reviewed.

The court noted that the overriding purposes of felony sentencing are to protect the public from future crime by the offender and others and to punish the offender using the minimum sanctions that the court determines accomplish those purposes without imposing an unnecessary burden on state or local government resources. The court further noted that in achieving those purposes, the sentencing court shall consider the need for incapacitating the offender, deterring the offender and others from future crime, rehabilitating the offender, and making restitution to the victim of the offense, the public, or both.

The court further noted that a sentence must be commensurate with and not demeaning to the seriousness of the offender's conduct and its impact upon the victim, and consistent with sentences imposed for similar crimes committed by similar offenders.

JOURNALIZED

JUL 05 2012

Vol._____ Pg____

F4 & 5 PRINCIPLES

The court reviewed the seriousness and recidivism factors and considered that the victim suffered physical harm as a result of the offense, however, prior to committing the offense the offender had not been adjudicated a delinquent child; had not been convicted of or pleaded guilty to a criminal offense; and had led a law-abiding life for a significant number of years. The offender also shows genuine remorse for the offense.

After consideration of the applicable seriousness and recidivism factors, the court finds that a combination of community control sanctions are commensurate with and not demeaning to the seriousness of the offender's conduct and its impact upon the victim, and that community control sanctions are consistent with the purposes and principles of sentencing.

COMMUNITY CONTROL SENTENCE

IT IS THEREFORE ORDERED, ADJUDGED AND DECREED that for the offense of Count 1: Vehicular Assault, a violation of R.C. 2903.08(A)(2)(b), a felony of the fourth degree and Count 2: Driving Under the Influence, a violation of R.C. 4511.19(A)(1)(a), a misdemeanor of the first degree the court imposes a sentence of two (2) years community control subject to the general supervision and control of the Adult Probation Department on the following terms and conditions:

Count 2 Only

A.   Offender is sentenced to 180 days with 177 days suspended. The offender shall serve a period of <u>3 consecutive days or 72 consecutive hours</u> in the Wood County Justice Center or to be incarcerated at any other jail facility as arranged by the Wood County Sheriff. During offender's incarceration, he shall obey all rules and regulations of the jail. ***The offender shall report to the Adult Probation Department within seventy-two (72) hours of offender's release from the Wood County Justice Center. Offender shall provide the court with the days he will serve and the court will file an order to report under separate cover.***

Counts 1 and 2

1.   Offender shall abide by the general terms of community control adopted by the court, which will be explained to offender by his supervising officer.

2.   Offender shall obey the laws of Ohio and Pennsylvania, including the Ohio weapons law, and shall have no criminal offense.

3.   Offender shall contact <u>an agency approved by Adult Probation</u> for an assessment for ***Chemical Dependency/Substance Abuse Treatment*** and successfully complete any and all recommendations for services, at offender's cost.

4.   Offender shall not consume alcoholic beverages.

5.   Offender shall not frequent any establishment serving alcoholic beverages for the sole purpose of consuming alcoholic beverages or associate with those who are consuming alcoholic beverages. The offender shall not be employed as a bartender or barmaid.

6.   Offender shall attend Alcoholics Anonymous or any 12-Step Support meeting(s) as required by the Adult Probation Department and submit verification of attendance at said meetings.

7.   Offender shall obtain and maintain employment at a lawful occupation, as approved by the Adult Probation Department. The offender shall notify the Adult Probation Department immediately if you are terminated from employment. The offender shall not change offender's employment without prior approval of the Adult Probation Department.

JOURNALIZED

JUL 05 2012

Vol. _____ Pg _____

8. Offender shall complete 300 hours of community service work at a rate of not less than 150 hours per year. The offender shall not commence the performance of any community service work without the prior approval of the Adult Probation Department.

9. Offender shall not associate with other individuals on Probation/Parole/Community Control or any individual who has been convicted of a felony offense, except those individuals in treatment or counseling or those attending 12-Step Support meetings and only while in said meetings.

10. If the offender's employment return to Pennsylvania, the offender's Community Control Supervision may be transferred to the State of Pennsylvania. If offender's Community Control Supervision is transferred to another jurisdiction, he shall comply with all of the conditions of supervision of said jurisdiction.

11. Offender shall submit to DNA testing pursuant to Ohio Revised Code Section 2901.07.

12. Offender shall pay ***Court Costs*** to the Wood County Clerk of Courts.

13. Offender shall pay a ***Fine*** on Count 1 of $ 1000.00, to the Wood County Clerk of Courts at a monthly rate as directed by the Adult Probation Department.

14. Offender shall pay a one-time ***Supervision Fee*** of $50.00 to the Wood County Clerk of Courts. NK

15. Offender's Operator's License shall be suspended for a period of one (1) year on Count 1 and six (6) months on Count 2. The court grants the following privileges: place of employment for work purposes; drug counseling as approved by the Wood County Adult Probation Department; Wood County Courthouse for purpose of reporting to your probation officer; and meetings and appointments to fulfill requirements of community control. After six months the offender shall be allowed a family necessity round trip to Pennsylvania one time per week.

JOURNALIZED

JUL 05 2012

Vol.______ Pg____

VIOLATION OF COMMUNITY SANCTIONS

Violation of any of these sanctions may lead to a more restrictive sanction, a longer period of community control, or a prison term of eighteen (18) months on Count 1 and a jail term of one hundred and eighty (180) days on Count 2. If a prison term is imposed, offender is reminded that he may be subject to post conviction release of up to three (3) years pursuant to R.C. 2929.14(F) as well as any consequences imposed by the Parole Board under R.C. 2967.28 for violating the conditions of post release control. If imposed, the period of post release control is a part of the sentence.

Thereafter, the court reminded the offender that if a prison sentence is imposed, he would be eligible to apply for judicial release from prison but the judge may not grant him such release.

The court reminded the offender that under federal law, the offender can never lawfully possess a firearm and that if the offender is ever found with a firearm, even one that belongs to someone else; the offender may be prosecuted by federal authorities and may be subject to imprisonment for several years.

JOURNALIZED

JUL 05 2012

Vol. ______ Pg ______

RIGHT TO APPEAL

The court reviewed with the offender his right to appeal a sentence that is contrary to law.

Offender is ordered to pay the costs of this prosecution. Judgment is awarded for costs and execution awarded. The offender is notified that if the offender fails to pay this judgment or fails to make timely payments towards that judgment under a payment schedule approved by the court, the court may order

the offender to perform additional community service in an amount of not more than forty hours per month until the judgment is paid or until the court is satisfied that the offender is in compliance with the approved payment schedule. The offender is also notified that if the court orders the offender to perform the community service, the offender will receive credit upon the judgment at the specified hourly credit rate per hour of community service performed, and each hour of community service performed will reduce the judgment by that amount. The specified hourly credit rate per hour will be that minimum wage established as contemplated by R.C. 4111.02 as then in effect.

Bond is released.

The state moved to dismiss Count 3 of the indictment pursuant to the plea agreement. **IT IS SO ORDERED.**



Judge Reeve Kelsey

CERTIFICATE

The undersigned mailed or delivered a copy of this entry to Gwen Howe-Gebers, Assistant Prosecuting Attorney, Richard Hasbrook, Esq., the offender @ 676 Ridgefield Ave., Pittsburgh, PA 15216, Adult Probation Department, and the Wood County Sheriff.

6/29/12



JOURNALIZED

JUL 0 5 2012

Vol. _____ Pg___

RECEIVED

MAY 22 2014

ADULT PROBATION
WOOD COUNTY, OHIO

FILED
WOOD COUNTY CLERK
COMMON PLEAS COURT

2014 MAY 22 AM 11:37

CINDY A. HOFNER

IN THE COMMON PLEAS COURT OF WOOD COUNTY, OHIO

State of Ohio,	*	Case No. 2012-CR-0005
Plaintiff,	*	**JUDGMENT ENTRY**
-vs-	*	Judge Reeve Kelsey
Maurice Murphy Jr.,	*	May 20, 2014
Defendant.	*	

This matter came before the Court on the Application of the Probation Officer of Wood County, to restore all rights of citizenship to the Defendant.

Based on the representations and recommendations of the Applicant, the Court finds that the ends of justice will be served and the good conduct of the Defendant warrants it,

IT IS THEREFORE ORDERED AND JUDGEMENT RENDERED that:

1. Maurice Murphy be restored to all rights of citizenship that may have been deprived, by reason of conviction, under Section 2961.01, of the Ohio Revised Code. 2. The supervision shall terminate pursuant to Section 2951.09 of the Ohio Revised Code.

5/22/14
Date

[signature]
Common Pleas Judge

Defendant's address: 676 Ridgefield Avenue
Pittsburgh, PA 15216

Cindy A. Hofner
Clerk of Common Pleas Court
One Courthouse Square
Bowling Green, Ohio 43402
Ph. (419) 354-9280

Receipt Type	**Accounts Receivable**	Outstanding Amount	**0.00**
Receipt Number	**183697**	Receipt Date	**05/15/2014**

Case Number **2012CR0005**
Description **Murphy Jr., Maurice**

Action **Aggravated vehicular assault; vehicular assault**

Judge **Kelsey, Reeve**

Received From **Maurice Murphy**

On Behalf Of **Murphy Jr., Maurice**

Total Received	**1,334.13**
Net Received	**1,334.13**
Change	**0.00**

Receipt Payments	Amount	Reference Description
Cash	1,334.13	

Receipt Applications	Amount
Adult Probation Supervision Fee	**50.00**
COST	**284.13**
FINE (CP)	**1,000.00**

Deputy Clerk: **knicholson** Transaction Date **05/15/2014 15:52:42.51**

Comments

COURT OF COMMON PLEAS OF ALLEGHENY COUNTY

DOCKET



Docket Number: CP-02-CR-0008916-1993

CRIMINAL DOCKET

Court Case

Commonwealth of Pennsylvania
v.
Antonine Smalls

CASE INFORMATION

Judge Assigned: Dauer, Robert E. | Date Filed: 07/27/1993 | Initiation Date: 07/27/1993

OTN: C 870446-3 | LOTN: | Originating Docket No:

Initial Issuing Authority: | Final Issuing Authority:

Arresting Agency: Other | Arresting Officer: Affiant

Complaint/Incident #: Unknown

Case Local Number Type(s)	Case Local Number(s)
Legacy Docket Number	CC199308916
Legacy equivalent of CPP	315185
Criminal ID#	CC004923

STATUS INFORMATION

Case Status:	Status Date	Processing Status	Complaint Date:
Closed	07/27/1993	Migrated Case (Closed)	04/29/1993

DEFENDANT INFORMATION

Date Of Birth: 06/01/1970 | City/State/Zip: Pittsburgh, PA 15213

Alias Name
Smalls, Antoine
Smalls, Antoine L.
Smalls, Antoine Lamont

CASE PARTICIPANTS

Participant Type	Name
Defendant	Smalls, Antonine

BAIL INFORMATION

Smalls, Antonine **Nebbia Status: None**

Bail Action	Date	Bail Type	Percentage	Amount	Bail Posting Status	Posting Date
Set	05/12/1993	Monetary		$25,000.00	Posted	05/15/1993

CHARGES

Seq.	Orig Seq.	Grade	Statute	Statute Description	Offense Dt.	OTN
1	1	F2	**18 § 903 §§A1**	Criminal Conspiracy Engaging	04/04/1993	C 870446-3

DISPOSITION SENTENCING/PENALTIES

Disposition		
Case Event	Disposition Date	Final Disposition
Sequence/Description	Offense Disposition	Grade Section
Sentencing Judge	Sentence Date	Credit For Time Served



Commonwealth of Pennsylvania

v.

Antonine Smalls

DISPOSITION SENTENCING/PENALTIES

Disposition

Case Event	Disposition Date	Final Disposition	
Sequence/Description	Offense Disposition	Grade	Section
Sentencing Judge	Sentence Date	Credit For Time Served	
Sentence/Diversion Program Type	Incarceration/Diversionary Period	Start Date	
Sentence Conditions			

Migrated Disposition	Defendant Was Not Present			
Migrated Dispositional Event	07/20/1994	Final Disposition		
1 / Criminal Conspiracy Engaging	Nolo Contendere	F2	18 § 903 §§ A1	
Migrated, Judge	07/20/1994			
Probation	Max of 2.00 Years	07/20/1994		

COMMONWEALTH INFORMATION

Name: Daniel Edward Fitzsimmons

District Attorney

Supreme Court No: 036474

Phone Number(s):

    412-350-4407   (Phone)

    412-350-3312   (Other)

Address:

    Allegheny County District Attorney's Office

    401 Crthse 436 Grant St

    Pittsburgh, PA 15219-2489

ATTORNEY INFORMATION

Name: Michael Anthony Nahas

Public Defender

Supreme Court No: 055940

Rep. Status: Active

Phone Number(s):

    412-350-3512   (Phone)

Address:

    Allegheny County Public Defender's Office

    542 Forbes Avenue

    Pittsburgh, PA 15219-2904

Representing: Smalls, Antonine

ENTRIES

Sequence Number	CP Filed Date	Document Date	Filed By
1	04/29/1993		

Complaint Date: Apr 29 1993 12:00AM

    Complaint Date: Apr 29 1993 12:00AM

1	05/12/1993		

Arrest Date: May 12 1993 12:00AM

    Arrest Date: May 12 1993 12:00AM

2	05/12/1993		

Bond Issue Date: May 12 1993 12:00A

    Bond Issue Date: May 12 1993 12:00AM



Docket Number: CP-02-CR-0008916-1993
CRIMINAL DOCKET
Court Case

Commonwealth of Pennsylvania
v.
Antonine Smalls

ENTRIES

Sequence Number	CP Filed Date	Document Date	Filed By
1	05/18/1993		

Prelim Hearing: May 18 1993 12:00AM
Prelim Hearing: May 18 1993 12:00AM

| 1 | 06/18/1993 | | |

Prelim Hearing: Jun 18 1993 12:00AM
Prelim Hearing: Jun 18 1993 12:00AM

| 1 | 07/16/1993 | | |

Prelim Hearing: Jul 16 1993 12:00AM
Prelim Hearing: Jul 16 1993 12:00AM

| 1 | 07/27/1993 | | |

Original Papers Received from Lower Court

| 2 | 07/27/1993 | | |

CofC Paperwork Rcpt: Jul 27 1993 12
CofC Paperwork Rcpt: Jul 27 1993 12:00AM

| 1 | 08/02/1993 | | |

Screening Conf (DA): Aug 2 1993 12
Screening Conf (DA): Aug 2 1993 12:00AM

| 1 | 08/10/1993 | | |

Screening Conf (DA): Aug 10 1993 12
Screening Conf (DA): Aug 10 1993 12:00AM

| 1 | 08/11/1993 | | |

Screening Conf (DA): Aug 11 1993 12
Screening Conf (DA): Aug 11 1993 12:00AM

| 1 | 08/24/1993 | | |

Filing Of Information: Aug 24 1993
Filing Of Information: Aug 24 1993 12:00AM

| 1 | 08/26/1993 | | |

Judge Assignment: Aug 26 1993 12:00
Judge Assignment: Aug 26 1993 12:00AM



Docket Number: CP-02-CR-0008916-1993

CRIMINAL DOCKET

Court Case

Commonwealth of Pennsylvania

v.

Antonine Smalls

ENTRIES

Sequence Number	CP Filed Date	Document Date	Filed By

1 09/01/1993
ADA Assignment: Sep 1 1993 12:00AM
   ADA Assignment: Sep 1 1993 12:00AM

1 09/09/1993
Formal Arraignment: Sep 9 1993 12:
   Formal Arraignment: Sep 9 1993 12:00AM

1 10/01/1993
Pre-Trial Conference: Oct 1 1993 1
   Pre-Trial Conference: Oct 1 1993 12:00AM

1 10/26/1993
Final Trial Date: Oct 26 1993 12:00
   Final Trial Date: Oct 26 1993 12:00AM

1 01/18/1994
Court Trial (Start): Jan 18 1994 12
   Court Trial (Start): Jan 18 1994 12:00AM

1 04/21/1994
Court Trial (Start): Apr 21 1994 12
   Court Trial (Start): Apr 21 1994 12:00AM

1 07/20/1994
Migrated Automatic Registry Entry (
   Migrated Automatic Registry Entry (Disposition) Text

2 07/20/1994
Migrated Sentence

3 07/20/1994
Disposition Filed

4 07/20/1994
Court Trial (Start): Jul 20 1994 12
   Court Trial (Start): Jul 20 1994 12:00AM



Commonwealth of Pennsylvania

v.

Antonine Smalls

ENTRIES

Sequence Number	CP Filed Date	Document Date	Filed By
5	07/20/1994		

Trial Decision: Jul 20 1994 12:00AM

    Trial Decision: Jul 20 1994 12:00AM

6	07/20/1994		

Sentencing: Jul 20 1994 12:00AM

    Sentencing: Jul 20 1994 12:00AM

7	07/20/1994		

Sent Effective Date: Jul 20 1994 12

    Sent Effective Date: Jul 20 1994 12:00AM

1	07/22/1994		

Def Atty Assignment: Jul 22 1994 12

    Def Atty Assignment: Jul 22 1994 12:00AM

2	07/22/1994		

AOPC Notify: Jul 22 1994 12:00AM

    AOPC Notify: Jul 22 1994 12:00AM

1	07/26/1994		

CofC (Taxing): Jul 26 1994 12:00AM

    CofC (Taxing): Jul 26 1994 12:00AM



Commonwealth of Pennsylvania
v.
Antonine Smalls

CASE FINANCIAL INFORMATION

Last Payment Date: Total of Last Payment:

Smalls, Antonine Defendant	Assessment	Payments	Adjustments	Non Monetary Payments	Total
Costs/Fees					
DNA Detection Fund (Act 57 of 2002)	$8.80	$0.00	-$8.80	$0.00	$0.00
Commonwealth Cost - HB627 (Act 167 of 1992)	$12.00	$0.00	-$12.00	$0.00	$0.00
Victim Witness Service (Act 111 of 1998)	$15.00	$0.00	-$15.00	$0.00	$0.00
Domestic Violence Compensation (Act 44 of 1988)	$10.00	$0.00	-$10.00	$0.00	$0.00
Judicial Computer Project	$5.00	$0.00	-$5.00	$0.00	$0.00
Constable Education Training Act	$5.00	$0.00	-$5.00	$0.00	$0.00
Crime Victims Compensation (Act 96 of 1984)	$15.00	$0.00	-$15.00	$0.00	$0.00
OSP (Allegheny/State) (Act 35 of 1991)	$300.00	$0.00	-$300.00	$0.00	$0.00
Use of County (Conviction) (Allegheny)	$4.00	$0.00	-$4.00	$0.00	$0.00
County Court Cost (Act 204 of 1976)	$17.50	$0.00	-$17.50	$0.00	$0.00
Regular Witness (Allegheny)	$17.10	$0.00	-$17.10	$0.00	$0.00
Constable (Allegheny)	$5.00	$0.00	-$5.00	$0.00	$0.00
District Attorney (Conviction) (Allegheny)	$25.00	$0.00	-$25.00	$0.00	$0.00
OSP (Allegheny/State) (Act 35 of 1991)	$300.00	$0.00	-$300.00	$0.00	$0.00
Dept of Records - Conviction (Allegheny)	$10.00	$0.00	-$10.00	$0.00	$0.00
Dept of Records - Conviction (Allegheny)	$90.00	$0.00	-$90.00	$0.00	$0.00
Costs/Fees Totals:	$839.40	$0.00	-$839.40	$0.00	$0.00
Grand Totals:	$839.40	$0.00	-$839.40	$0.00	$0.00

** - Indicates assessment is subrogated